Exhibit 4.3

Amended and restated

Employee Stock Option Plan

of QIWI plc

QIWI plc

Employee Stock Option Plan (hereinafter referred to as “the ESOP”)

1.	Certain Definitions. The capitalized terms set forth below shall have the meaning prescribed hereunder for purposes of the Plan.

The Company	QIWI plc (formerly known as QIWI Limited), a company established under the Law of Cyprus with the registered address Kennedy 12, Kennedy Business Centre, P.C. 1087, Nicosia, Cyprus, registration number 193010

Affiliate	Affiliate shall mean any Person that, with respect to a specified Person, directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the specified Person.

Beneficial Owner	A Beneficial Owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or to direct the disposition of, such security.

Control	in relation to a corporation, partnership or other entity:

(i)     the ability to appoint or remove directors having a majority of the voting rights exercisable at meetings or in respect of resolutions of the board of such corporation, partnership or other entity; or

(ii)    the possession, directly or indirectly, of the power to direct or cause the direction of the policies of such corporation, partnership other entity, whether through the ownership or possession (other than through customary pledge arrangements) of voting securities, the right to nominate the majority of the senior executive management, by contract or otherwise and the expression “Controlled” shall be interpreted accordingly.

Shares	Shares means ordinary shares of the Company (or other respective class of shares (expected to be Class B shares) that confers upon its holder the right to one (1) vote at a general meeting of the Company and in other respects ranking pari passu with other shares in the Company).

IPO	The consummation of an underwritten initial public offering pursuant to a registration statement declared effective under the United States Securities Act of 1933, as amended, covering the offer and sale of equity interests of the Company to the public generally

Exercise Notice	The notice duly executed by the option holder or the Beneficial Owner that stipulates the desire of the option holder or the Beneficial Owner to exercise certain number of options and that contains the following information:
- Date;
- Number of options to be exercised;
- Indication whether the options are intended to be exercised in cash or by way of a Cashless Exercise.

Change of Control	A transaction or series of related transactions as a result of which the shareholders of the Company existing as of the date of this ESOP, 2012 cease to Beneficially Own more than 50% of or the combined voting power of the Company’s then outstanding securities; or

Expiration Date	(i) if an IPO or Change of Control occurs on or prior to 31 December 2015, the date of 31 December 2017;

or if an IPO or Change of Control does not occur on or prior to 31 December 2015, the earlier of (1) the date of 31 December 2022 or (2) the date which is 720 days following the date of the IPO or the Change of Control, whichever happens earlier;

Notwithstanding the foregoing, the Board or Committee may select a different Expiration Date for Options issued hereunder, not more than ten (10) years from the date of grant of such Options.

2.	Objectives

The Company has approved the ESOP in respect of its Shares to achieve the following goals:

Align interests of the shareholders and the management of the Company by providing to the key employees and service providers of the Company and its Affiliates an opportunity to participate in a long-term growth of the Company’s value.

Motivate management towards efficient performance focused on the preparation of the Company for an IPO.

Increase investment attractiveness of the Company.

Provide competitive remuneration and retain key employees of the Company and its Affiliates.

Alignment with practice of public companies.

3.	Major terms and conditions of the ESOP

Eligibility. The Chief Executive Officer of the Company (the “CEO”) shall select recipients of Options hereunder (“Participants”) from among those key employees and service providers of the Company or its Affiliates who, in the opinion of the CEO, as applicable, are in a position to make a significant contribution to the success of the Company and its Affiliates.

Administration. Either the Board of Directors of the Company (the “Board”), or a committee thereof (the “Committee”) if expressly so permitted by the Board, acting as administrator, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable. The Board or Committee may construe and interpret the terms of the Plan and any Options granted under the Plan. The Board or Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option in the manner and to the extent it shall deem expedient to carry the Plan into effect. Either the Board or the Committee, may approve the amendment of any Option in accordance with the terms of this Plan. All decisions by the Board or Committee shall be made in its sole discretion, and shall be final and binding on all persons having or claiming any interest in the Plan or in any Option provided that the decision of the Board shall not contradict Clause 14 of the ESOP.

Options. Participants shall receive a right (an “Option”) entitling the Participant to acquire Shares upon satisfaction of the vesting conditions set forth in the applicable award agreement and payment of the applicable price per Share (“Exercise Price”).

Available Shares. A maximum of 3,640,000 (three million and six hundred and forty thousand) Shares being 7% of the issued share capital of the Company are reserved for issuance under Options granted under the Plan of which 1,423,222 (2.7%) Shares are reserved for issuance after IPO occurs. If any Option granted under this Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of Shares underlying such expired, terminated or cancelled Option shall again be available for the purpose of awards under the Plan.

Exercise Price. The Board or Committee shall determine the Exercise Price applicable to the Options granted under the Plan. Following the consummation of an IPO, the Exercise Price shall not be less than the average closing price per-Share of the Shares on the principal exchange on which such Shares are then traded for the ten business days immediately preceding the grant date. The Exercise Price of the Options granted prior to the IPO shall equal US$13.6452 per Share.

Terms and Conditions. The Board or Committee shall determine the terms of all Options, subject to the limitations provided herein, and shall furnish to each Participant an agreement (the “Award Agreement”) setting forth the terms applicable to the Participant’s Option. By accepting an Award Agreement, the Participant agrees to the terms of the Option and of the Plan. In the event of a conflict between the terms and conditions of the Plan and the terms and conditions of the Award Agreement, the terms and conditions of the Plan shall prevail. Such terms and conditions may include, without limitation, an obligation of the Participant to agree to a lock-up arrangements with respect to Shares acquired pursuant to the Option. Terms and conditions of Options may differ amongst different Participants and different grants of Options.

Tax Preparation. The Company shall provide Participants with assistance regarding the preparation of the appropriate tax return in respect of Options granted under the Plan within two (2) years after the first grant provided that such assistance shall not exceed EUR 100,000 per year.

Vesting. Vesting of Options shall be governed by the Award Agreement with each Participant unless otherwise determined by the Board or Committee, provided that in respect of the Options granted prior IPO no Options shall vest in respect of more than 0.69% of Shares on 31 October 2012; no Options shall vest in respect of more than 2.23% of Shares on 01 January 2014; no Options shall vest in respect of more than 3.66% of Shares on 01 January 2015; and no Options shall vest in respect of more than 4.44% of Shares on 01 January 2016. Options which have not become vested as of the date of termination of the Participant’s employment or service shall be forfeited upon such termination. Option holders shall have ninety (90) days following termination of employment or service to exercise vested Options.

Change in Control. Each outstanding Option shall become fully vested immediately upon the occurrence of a Change in Control.

Expiration Date. Each then outstanding Option shall terminate upon the Expiration Date with respect such Option or upon such other date as may be provided in the applicable Award Agreement, which shall in no event be more than ten (10) years following the date of grant of such Option.

4.	Adjustment

In the event of any stock split or combination of shares (including a reverse stock split), reorganization, recapitalization, large, special and non-recurring dividend, split-up, spin-off, merger, exchange of stock, redemption, repurchase, consolidation, other change in the capital structure of the Company, sale of assets or other similar event which requires adjustment in the good faith determination of the Board or Committee in order to avoid the enlargement or dilution of rights hereunder, the Board or Committee shall make adjustments to the maximum number Shares that may be delivered under the Plan, and the Exercise Price of any Options and also make such changes in the number and kind of shares of stock, securities or other property (including cash) covered by outstanding Options, and the terms thereof, as the Board or Committee determines to be appropriate provided that the decision of the Board shall not contradict Clause 14. References in the Plan to Shares shall be construed to include any stock or securities resulting from an adjustment pursuant to this Section.

5.	Non-Transferability; Lock-up

Any Shares held by Participants that were acquired by way of the exercise of the Options granted under this ESOP may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, nor shall any Participant enter into any derivative agreement or other similar hedging arrangement relating to any Options or any Shares held by Participants that were acquired by way of the exercise of the Options granted under this ESOP unless the Net Income Target described in Section 5.2 has been attained.

The Net Income Target will be attained when the Board or Committee determines that the Company has achieved $170 million in net income (measured in accordance with management reporting practices adopted by the Company) during the 12 month period immediately preceding the applicable measurement date. The Board will determine at the end of each fiscal quarter following the adoption of this Plan whether such Net Income Target has been attained.

The transfer restriction applicable to Shares based on attainment of the Net Income Target will cease to apply upon the occurrence of termination of the Participant’s employment or service with the Company and its Affiliates.

In addition to the lock-up provisions as set out in Clause 5.1. it shall be a condition to the grant of each Option hereunder that the Participant unconditionally agree to comply with such lock-up arrangements that may be required by underwriters or the Company in connection with the IPO, which restrictions may continue to apply following the termination of the Participant’s employment or service.

6.	Exercise, allotment and cashless exercise

Any Exercise Notice shall be provided by the Participant or the Beneficial Owner by mail, fax or e-mail to the chief legal counsel of the Company or to any other officer of the Company as may be decided by the Board, accompanied by payment of the applicable Exercise Price and any required tax payments, in each case in such currency as the Board may require.

The Company shall allot to the Participant the Shares subject to the Exercise Notice within 10 (ten) business days following the date of submission of the Exercise Notice and payment of the Exercise Price to the Company.

The Company may also permit Participants to exercise Options hereunder pursuant to a cashless exercise program, either using a broker-assisted cashless exercise program or permitting the Participant to effect a net exercise with the Company. In the event that a Participant desires to exercise Options using a net-exercise or similar permitted method of exercise at a time when the Shares are not publicly-traded on a recognized securities exchange, the Board or Committee shall determine in good faith the value of the Shares for purposes of such exercise, and may use a third-party valuation and/or such other method of determining value as it deems appropriate provided that the Participant may only receive the Shares as a result of the Exercise.

The Company shall within 90 days of the allotment of any shares provide to the Participant an extract from the Company’s Register of Members, showing the Participant’s shareholding (as increased, if applicable).

7.	No assignment

No Option granted under this ESOP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), nor may a Participant enter into any derivative agreement or other similar hedging arrangement relating to any Option without prior written consent of the Company provided that the Exercise of the Options shall not be considered to be any type of disposal.

8.	Governing law

This Plan shall be governed by, and be construed in accordance with, the Laws of England and Wales.

9.	Confidentiality

Participants shall be required, as a condition to the receipt and retention of any Option hereunder, to keep strictly confidential the terms of such Participant’s participation in this ESOP and shall agree not to discuss the terms of such participation with any other employee or consultant of the Company or any other third party; provided that nothing herein shall prevent the disclosure of these terms to the Participant’s legal or tax advisors or as may be required to be disclosed in any prospectus prepared in connection with any IPO or as required by law.

10.	Share capital

Nothing herein shall restrict the ability of the Company to increase its issued share capital (with the consequent dilution of the Participant’s percentage shareholding in the Company or the Participant’s potential shareholding in the Company as the case may be) or issue preference shares or other shares ranking in priority to the Shares that may be purchased pursuant to each Option).

11.	Rights and obligations associated with the Shares

Any Shares acquired pursuant to the Options shall be subject to any and all the rights associated with the shares of the Company in accordance with the provisions set out in the Memorandum and Articles of Association of the Company or otherwise contained in any shareholders’ agreements relating to the Company existing from time to time.

12.	Death or incapacity of the option holder

If a Participant (or, in the case of a Participant that is an entity providing services to the Company, its Beneficial Owner) dies or is determined to be incapacitated by court while employed by or providing services to the Company or any Affiliate, the Options may (subject to any vesting and termination provisions as set out in this ESOP) be exercised at any time within twelve (12) months following the date of death or incapacitation by the applicable individual’s personal representatives or by a person who acquired the right to exercise the Option by bequest or inheritance. If the Options are not so exercised within the time specified herein, the Options shall terminate.

13.	Shareholder notices

Prior to the exercise of any Option, the Company shall not be obliged pursuant to the provisions of this Plan to provide the Participant with copies of any notices, circulars or other documents sent to shareholders of the Company.

14.	Amendment; Term

The Board, in its sole and absolute discretion, may at any time or times amend or alter the Plan or any outstanding Option and may at any time terminate or discontinue the Plan as to any future grants of Options; provided, that the Board may not, without the Participant’s consent, amend, alter or terminate the terms of an Option or the Plan so as to affect adversely the Participants’ or a Participant’s existing rights under an Option or the Plan. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law, as determined by the Board. The Plan shall become effective as of 31 October, 2012 and shall expire on the tenth anniversary thereof (unless terminated earlier by the Board); provided that outstanding Options granted prior to such expiration (if any) shall remain outstanding in accordance with their terms following such expiration.

15.	Legal Requirements

The Company may require, as a condition to the delivery of Shares pursuant to the Plan or removing any restriction from Shares previously delivered under the Plan, that all legal matters in connection with the issuance and delivery of such Shares have been addressed and resolved. The Company may require, as a condition to exercise of the Option, such representations or agreements as counsel for the Company may recommend. The Company may require that certificates evidencing Shares issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Shares, and the Company may hold the certificates pending lapse of the applicable restrictions.